Exhibit 99.1

For Immediate Release	July 9, 2008

CHALLENGER ENERGY CORP. ANNOUNCES CASING AND FLOW TESTING
OF “BOUNTY” WELL OFFSHORE TRINIDAD

CALGARY, ALBERTA, CANADA— (Marketwire – July 9, 2008) - Challenger Energy Corp. (“Challenger” ) (TSX.V:CHQ)(AMEX:CHQ), along with its partners Canadian Superior Energy Inc. (“Canadian Superior”) (TSX:SNG)(AMEX:SNG), and BG International Limited (“BG”), a wholly owned subsidiary of the BG Group plc (LSE:BG.L), announced today they have unanimously agreed to case and conduct flow testing on the “Bounty” well located approximately 65 miles off the east coast of the island of Trinidad.

The partners have completed the initial drilling of the well to approximately 17,360 feet, along with the wireline logging, and are now proceeding with running casing in preparation for testing. The testing operation will take approximately 30 days, after which operations will commence on the ‘Endeavour’ well, the third well in the initial three well programme on the ‘Intrepid’ Block 5(c) offshore Trinidad.

The “Bounty” well was spudded on February 20, 2008 on a separate prospect from the “Victory” natural gas and condensate discovery announced on January 14, 2008, and is located approximately 2.2 miles from the “Victory” well. The “Bounty” well was drilled by the KanTan IV semi-submersible rig as the second well in the three-well program.

Challenger Energy Corp. is a Calgary, Alberta, Canada based oil and gas exploration company which is currently focusing on “high impact” oil and gas plays offshore the Republic of Trinidad and Tobago. See www.challenger-energy.com for information on Challenger.

Canadian Superior is a Calgary, Alberta, Canada based oil and gas exploration and production company with operations primarily offshore Trinidad and Tobago, offshore Nova Scotia, Canada and in Western Canada. (See Canadian Superior’s website at www.cansup.com for information on Canadian Superior).

BG Group plc (LSE:BG.L) is a world leader in natural gas, with a strategy focused on connecting competitively-priced resources to specific, high-value markets. Active in 27 countries on five continents, BG Group has a broad portfolio of exploration and production, Liquefied Natural Gas (LNG), transmission and distribution and power generation business interests. It combines a deep understanding of gas markets with an excellent track record in finding and commercialising reserves. See www.bg-group.com for information on BG Group plc.

This news release contains forward-looking information, including estimates, projections, interpretations, prognoses and other information that may relate to current, past or future production, development(s), testing, well test results, project start-ups and future capital spending. Current, past and/or future actual results and/or reported results, estimates, projections, interpretations, prognoses, well results, test results, reserves, production, resource and/or resource potential, development(s), project start-ups, and capital spending, plans and/or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions. This news release may contain the reference to the terms discovery, reserves and/or resources or resource potential which are those quantities estimated to be contained in accumulations. There is no certainty that any portion of these accumulations or estimated accumulations in this news release may not change materially; and that, if discovered, in any discovery, the accumulations or estimated accumulations may not be economically viable or technically feasible to produce.

Statements contained in this news release relating to estimates, results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, interpretations, prognoses, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporations’ annual reports on Form 20-F on file with the U.S. Securities and Exchange Commission.

For Further Information, please Contact:

Challenger Energy Corp..
Suite 200, 744 – 4th Avenue S.W.
Calgary, Alberta, Canada T2P 3T4
Dan MacDonald, CEO and President
Phone:	(403) 503-8810
Fax:	(403) 503-8811
www.challenger-energy.com